April 30, 2026

Mr. Bruce S. Rosenberg

Treasurer

State Street Variable Insurance Series Funds, Inc.

c/o SSGA Funds Management, Inc.

1 Congress Street

Boston, Massachusetts 02114

RE:	State Street Income V.I.S. Fund Acquired Fund Fee Waiver Arrangement

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as adviser to the State Street Income V.I.S. Fund (the “Fund”), a series of the State Street Variable Insurance Series Funds, Inc. (the “Company”), agrees until April 30, 2027 (the “Expiration Date”), to waive its management fee and/or reimburse certain expenses for the Fund, in an amount equal to any acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from the Fund’s holdings in acquired funds for cash management purpose, if any.

The above stated fee waiver and/or expense reimbursement arrangement may only be terminated prior to the Expiration Date with the approval of the Board of Trustees of the Company. SSGA FM and the Company’s Officers are authorized to take such actions as they deem necessary and appropriate to continue the above stated waiver and/or expense reimbursement arrangement for additional periods, including one or more years, after the Expiration Date.

If the fee waiver and/or expense reimbursement arrangement stated above in this memorandum is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ann M. Carpenter
By:
Ann M. Carpenter
Chief Operating Officer

Accepted and Agreed:

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC,
ON BEHALF OF THE
STATE STREET INCOME V.I.S. FUND

/s/ Bruce Rosenberg
By:
Bruce S. Rosenberg
Treasurer